[ATS Letterhead]

February 11, 2008

Kevin Woody, Accounting Branch Chief

Mark Rakip, Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ATS Corporation
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-51552

Dear Mr. Woody and Mr. Rakip:

Thank you for your letter dated January 28, 2008 following up on your December 11, 2007 comments on the above-referenced Form 10-K for the fiscal year ended December 31, 2006.  This response letter and its attachment have been filed via EDGAR, tagged as “CORRESP.”

Form 10-K for the fiscal year ended December 31, 2006

General

1.                                      Please provide to us the representations, requested in our December 11, 2007 comment letter, signed by management and not by counsel signed on your behalf.

Response:  Enclosed are the requested representations signed by management.

Form 10-Q for the period ended September 30, 2007

Item 1. Consolidated Financial Statements

Note N—Subsequent Events

2.                                     We note your response to comment three wherein you stated that you determined the acquisition of Number Six Software, Inc. on October 15, 2007 to be significant.  Pursuant to Article 3.05(b)(4) of Regulation S-X and Item 9.01(a) and 9.01(b) of Form 8-K, the time frame for which you are to have filed the historical and pro forma financial statements to reflect this acquisition has elapsed.  As such, please tell us when you plan on filing these financial statements.

Response:  We note that the acquisition of Number Six Software, Inc. was consummated on November 9, 2007, not October 15, 2007.  We anticipate filing the historical and pro forma financial statements to reflect this acquisition pursuant to Article 3.05(b)(4) of Regulation S-X and Item 9.01(a) and 9.01(b) of Form 8-K prior to February 29, 2008.

We appreciate the Staff’s attention to our filings and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 748-8687.

Very truly yours,

/s/ Pamela A. Little

Pamela A. Little

cc:	James J. Maiwurm, Esq.

I, Pamela A. Little, Chief Financial Officer of ATS Corporation, acknowledge that:

•                  ATS is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  ATS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Pamela A. Little

Name: Pamela A. Little